Filed by Southwest Bancorporation of Texas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southwest Bancorporation of Texas, Inc.
Commission File No.: 000-22007

FORWARD-LOOKING STATEMENTS

     Certain statements made in the attached (and oral statements regarding the subjects of the attached) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwest Bancorporation of Texas, Inc. (the “Company”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipated,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements.

     The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation (a) the effects of future economic conditions on the Company and its customers; (b) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (c) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (d) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; (e) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (f) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet; (g) technological changes; (h) acquisition and integration of acquired businesses, including Klein Bancshares, Inc.; (i) the failure of assumptions underlying the establishment of reserves for loan loses and estimations of values of collateral in various financial assets and liabilities; (j) acts of war or terrorism. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

ADDITIONAL INFORMATION

     Southwest has filed a proxy statement/prospectus and will continue to file other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You are able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Southwest free of charge by requesting them in writing from Southwest or by telephone at (713) 232-1115.

     The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Exhibit 99.1 Presentation given September 23, 2004.